RECONCILIATION TO US GAAP

REPORT OF INDEPENDENT AUDITORS

To the Directors of

Dundee Corporation

In our report to the shareholders of Dundee Corporation dated March 30, 2007, we reported on the consolidated balance sheets of Dundee Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, as included in this Form 40-F.  In connection with our audit of the aforementioned consolidated financial statements, we also audited the related supplemental note entitled “Differences Between Canadian and United States Generally Accepted Accounting Principles” as set forth in the Form 40-F.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, the aforementioned supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Toronto, Canada

Chartered Accountants

May 8, 2007

Licensed Public Accountants

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

CONSOLIDATED DUNDEE CORPORATION

For the years ended December 31, 2006 and 2005

(tabular amounts in thousands of Canadian dollars, except per share amounts)

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Dundee Corporation (“Dundee” or the “Company”) is a holding company dedicated to wealth management, real estate and resources.  The Company’s domestic wealth management activities are carried out through its 62% owned subsidiary, Dundee Wealth Management Inc. and through Dundee Wealth’s wholly owned subsidiary, Dundee Wealth BHC, the holding company of Dundee Bank of Canada (formerly Dundee Wealth Bank).  Dundee Wealth also provides wealth management activities internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international wealth management operations provide a broad range of financial products and services to financial advisors, institutions, corporations and foundations.  Real estate operations are carried out through the Company’s 78% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the United States.  Real estate operations also include a 20% interest in Dundee Real Estate Investment Trust, a Canadian real estate investment trust.  Resource activities are carried out through Dundee Resources Ltd., a wholly owned subsidiary.  Dundee Corporation also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors.  The Company trades on The Toronto Stock Exchange (TSX – DC.A).

The Company’s 2006 and 2005 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ, in the following material respects, with those principles that the Company would have followed had its audited consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).  Canadian GAAP in respect of the consolidated statements of cash flows complies with US GAAP requirements.

SHAREHOLDERS’ AGREEMENT

In 2002, the Company and certain of its subsidiaries entered into a shareholders’ agreement with the non-controlling shareholder of DWM Inc. (“DWM”), an indirectly held subsidiary.  The terms of the shareholders’ agreement, which are detailed in note 16 to the audited annual consolidated financial statements as at and for the years ended December 31, 2006 and 2005, permit the non-controlling shareholder to require the Company and certain of its subsidiaries to acquire its shares in DWM at fair market value to be determined through an independent valuation process, subject to certain conditions identified in the shareholders’ agreement.  The right is exercisable by the non-controlling shareholder at any time from October 2005 to September 2009.  Prior to October 2005, the right was exercisable by the non-controlling shareholder only under specific conditions, all of which were within the control of the Company and its controlling shareholder.

Pursuant to Canadian GAAP, the non-controlling shareholder’s proportionate claim to equity in DWM is recorded at the book value of the underlying assets and liabilities, with additional disclosure as to the terms of the shareholders’ agreement in the notes to the financial statements.

Under US GAAP, the non-controlling interest would continue to be classified as non-controlling interest separately from liabilities and equity, but would be re-measured at each balance sheet date based on the estimated fair value of the non-controlling interest.  All changes resulting from re-measurement would be recorded as an adjustment to share capital and would not impact net earnings, other comprehensive income or earnings per share.

In February 2007, DWM’s parent, Dundee Wealth Management Inc. (“Dundee Wealth”) purchased the non-controlling interest in DWM and DWM became a wholly owned subsidiary of Dundee Wealth.  The transaction is detailed as a subsequent event in note 23 to the audited annual consolidated financial statements as at and for the years ended December 31, 2006 and 2005.  The Company has estimated fair value of the non-controlling interest as at December 31, 2006 as $330,410,000, being the aggregate purchase price determined subsequent to year end, adjusted for dividends paid to the non-controlling shareholder.  As there was no public market for

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

shares of DWM, in previous years, the estimated fair value of non-controlling interest was determined by using the trading price of the shares Dundee Wealth (2005 - $189,735,000).

CORPORATE INVESTMENTS

The Company’s corporate investments, detailed in note 6 to the audited consolidated financial statements as at and for the years ended December 31, 2006 and 2005, include both equity accounted investments and investments carried at cost.  Statement of Financial Accounting Standard (“SFAS”) No. 115 requires that cost accounted investments which meet the available for sale criteria be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  Unrealized losses on available for sale securities that are determined to be other than temporary are included in operations.

The Company has determined that, as of December 31, 2006, it holds securities accounted for on a cost basis with a carrying value of approximately CDN$154,158,000 (2005 - CDN$134,687,000) and a fair value of approximately CDN$238,503,000 (2005 - CDN$172,342,000), that meet the available for sale criteria.  Accordingly, to comply with US GAAP, the Company would separately present the fair value of its available for sale securities on its consolidated balance sheets and record the unrealized gains or temporary losses, net of tax, in comprehensive income.

STOCK BASED COMPENSATION

In prior years, under US GAAP, the Company followed the principles of Accounting Principles Board (“APB”) No. 25, as amended by SFAS No. 123, for purposes of measuring stock based compensation following the intrinsic method.  Under this method, any compensation expense, measured as the excess, if any, of the quoted market price of the Company’s shares at the measurement date over the award’s exercise price, would have to be reflected over the vesting periods of these awards.  As awards are granted with an exercise price equal to market value and as a result of a prior amendment to the share incentive plan eliminating a cash settlement feature, no compensation expense is recognized under US GAAP.

However, effective January 1, 2006, the Company adopted SFAS 123R, which similar to Canadian GAAP (Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-Based Compensation”) requires the recognition of the fair value of stock options. As a result, the Company has no continuing U.S. and Canadian GAAP differences.

COSTS INCURRED TO SELL REAL ESTATE PROJECTS

Canadian GAAP permits the capitalization of certain selling costs relating to housing and condominium projects, with such amounts being subsequently expensed when revenue is recognized on the sale of a project.  Pursuant to US GAAP, these costs are capitalized only if there is reasonable assurance that these costs will be recovered and that they have been incurred for tangible assets to be used throughout the selling period to assist in the sale of the project or for costs of services to obtain regulatory approval of such sales.

PRE-OPERATING EXPENDITURES

Under Canadian GAAP, the Company has deferred pre-operating expenditures incurred in respect of the development of a new business.  These expenditures are amortized to income over five years.  Under US GAAP, such expenditures must be expensed as incurred.

STATEMENT OF COMPREHENSIVE INCOME

SFAS No. 130 requires companies to report comprehensive income as a measure of overall performance.  Comprehensive income includes net earnings and all other changes in equity including accumulated unrealized net gains on corporate investments and the cumulative translation account, but excludes shareholders’ contributions or any distributions to shareholders.

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP THAT AFFECT EQUITY ACCOUNTED INVESTEES

The following describes other differences between Canadian and US GAAP which, during the reporting period, directly affect the Company’s carrying value in its equity accounted investees and its share of income from these investments.

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Under Canadian GAAP, non-monetary assets acquired in exchange for common shares of the Company should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.  The Securities and Exchange Commission’s interpretive response to APB No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for common shares be recorded at the transferor’s historical cost.

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

•

Under Canadian GAAP, certain exploration expenditures are deferred.  When properties are brought into commercial production, the deferred costs are amortized.  Under US GAAP, exploration expenditures during the exploration stage prior to determination of the existence of commercially mineable ore bodies are required to be expensed as incurred.

EFFECT OF DIFFERENCES BETWEEN CANADIAN AND US GAAP ON

THE CONSOLIDATED FINANCIAL STATEMENTS

Application of the above referenced standards, as previously described, would have the following approximate effects on the audited consolidated balance sheets and the audited consolidated statements of operations of the Company as at and for the years ended December 31, 2006 and 2005:

CONSOLIDATED BALANCE SHEET DIFFERENCES	2006	2005
Decrease in investment portfolio pursuant to SFAS No. 115 and pursuant to differences
between Canadian and US GAAP adopted by Equity Accounted Investees	$(165,286)	$(144,766)
Increase in available for sale securities pursuant to SFAS No. 115	238,503	172,342
Decrease in capital and other assets	(5,801)	(5,535)
Decrease in amounts payable	(794)	(418)
Increase in associated future income tax liabilities	24,445	9,299
Increase in non controlling interest	199,228	62,880
Decrease in share capital	(202,793)	(66,445)
Decrease in contributed surplus pursuant to APB No. 25	(1,775)	(1,775)
Increase (Decrease) in retained earnings	13,477	(10,761)
Increase in foreign currency translation adjustment	1,495	2,702
Increase in accumulated comprehensive income	61,087	26,559

As at December 31, 2006, the Company’s shareholders’ equity, prepared in accordance with US GAAP would have been CDN$663,842,000 (2005 - CDN$677,319,000).

The following summarizes the consolidated statements of operations amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

DIFFERENCES IN EARNINGS	2006	2005
Net earnings under Canadian GAAP	$93,689	$76,351
Adjustments for US GAAP
Realization of gains on sales of available for sale securities pursuant to SFAS No. 115	337	1,154
Adjustment to stock based compensation pursuant to APB No. 25	-	4,532
Adjustment for pre-operating expenditures	908	38
Adjustment to real estate operating costs	(797)	(693)
Adjustment to share of earnings from equity accounted investees	(3,970)	(3,282)
Effect of non controlling interest in earnings	-	(1,238)
Associated future income taxes	807	1,431
Net earnings under US GAAP	$90,974	$78,293

The effect of the above changes to the calculation of earnings per share is detailed below.

Earnings per share	Canadian GAAP			US GAAP
	2006		2005	2006	2005
Basic		$3.74	$3.04	$3.63	$3.12
Dilutive		$3.38	$2.89	$3.27	$2.95

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

US GAAP requires a statement of comprehensive income as follows:

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	2006	2005
Net earnings under US GAAP	$90,974	$78,293
Changes in unrealized gains and temporary unrealized losses on
available for sale securities, net of tax	31,179	(2,439)
Changes in unrealized gains and temporary unrealized losses on
equity accounted investments, net of tax	239	4,942
Changes in foreign currency translation adjustment and other of
equity accounted investees, net of tax	1,903	(981)
Changes in foreign currency translation adjustment	1,207	(635)
	$125,502	$79,180

FUTURE ACCOUNTING CHANGES

In June 2006, The Financial Accounting Standards Board (“FASB”) issued interpretation no. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return.  Recognition of a tax position should be given in the financial statements when it is more likely than not that such tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information.  A tax position that meets the more-likely-than-not threshold for recognition should be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the impact of adopting FIN 48.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157 “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 applies under existing accounting pronouncements that require or permit fair value measurement.  It does not require any new fair value measurements.  SFAS is effective for fiscal years beginning after November 15, 2007.  The Company has not yet determined the impact of adopting SFAS 157.

DUNDEE CORPORATION